

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2017

Eduardo Espinosa
Position Holder Trustee and Manager of the IRA Partnership
Life Partners Position Holder Trust
Life Partners IRA Holder Partnership, LLC
1717 Main Street, Suite 4200
Dallas, Texas 75201

Re: Life Partners Position Holder Trust
Amendment No. 2 to Registration Statement on Form 10-12G
Filed November 2, 2017
File No. 000-55783
Life Partners IRA Holder Partnership, LLC
Amendment No. 2 to Registration Statement on Form 10-12G
Filed November 2, 2017
File No. 000-55784

Dear Mr. Espinosa:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 26, 2017 letter.

Amendment No. 2 to Registration Statement on Form 10-12G

Item 1. Business, page 1

1. We acknowledge your revised disclosures, including the revised disclosure in the penultimate paragraph on page 1, and your response to prior comment 1. However, we note that certain of the defined terms could also affect investors in the future. For

        example, the definition of "Payment Default" (and by extension the definition of "Payment Default Date") refers to events that occur after the Effective Date. In addition, we note your disclosure in the penultimate paragraph on page 36 that the Trust can offset future distributions to investors with amounts they owed for "catch-up payments" and "pre-petition default amounts." Accordingly, please revise your disclosure to explain the meaning of these defined terms the first time they are used.

Trust Administration and Operation, page 4

2.   We acknowledge your response to prior comment 4 that the matter regarding the characterization of the New IRA Notes was addressed by the bankruptcy court. We also note your revised disclosures explaining the consequences of a potential disqualification, and that you indicate in your response that the Disclosure Statement attached as an exhibit explains the IRA's tax consequences. However, it remains unclear why the IRA should not be disqualified and the Notes should be viewed as debt rather than as investments in life insurance contracts. Please revise your disclosure to briefly explain this rationale.

Item 13. Financial Statements and Supplementary Data, page 28

3.   We have reviewed your response to prior comment 8. We continue to believe you should provide financial statements for the other registrant, Life Partners IRA Holder Partnership LLC, in your registration statement. These financial statements should be audited for the year ended December 31, 2016. Please revise.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Ibolya Ignat at 202-551-3636 or Sharon Blume at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Mary Beth Breslin at 202-551-3625 with any other questions.

                                 Division of Corporation Finance
                                 Office of Healthcare & Insurance

cc: Robert B. Murphy, Esq.